UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.067751 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Ordinary Shares)

Tim Cheatham

3939 West John Carpenter Freeway

Irving, Texas 75063

(Address of registrant’s principal executive office)

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by The Michaels Companies, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.067751 per share (“Shares”), pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $22.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 16, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation—(b) Background and Reasons for the Company Board’s Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added immediately after the last paragraph in the “Background of the Offer” section:

“At 11:59 p.m. (New York City time) on March 27, 2021, the go-shop period under the Merger Agreement that permitted the Company and its representatives to actively solicit, evaluate and potentially enter into negotiations with and provide due diligence access to third parties or groups in respect of any alternative acquisition proposals (the “go-shop period”) expired. During the go-shop period, at the request of the Company Board, representatives of UBS contacted approximately seven strategic parties and approximately eighteen financial parties about a potential transaction. The Company did not receive any alternative acquisition proposals or offers to acquire the Company during the go-shop period.

Starting immediately after 11:59 p.m. (New York City time) on March 27, 2021, the Company became subject to customary restrictions, as set forth in the Merger Agreement, on its ability to solicit alternative acquisition proposals and to furnish information to, and conduct negotiations with, third parties or groups regarding alternative acquisition proposals, subject to customary exceptions set forth in the Merger Agreement.”

Item 7. Purposes of the Transaction and Plans or Proposals.

“Item 7. Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately after the first paragraph:

“At 11:59 p.m. (New York City time) on March 27, 2021, the go-shop period expired, as further discussed above under Item 4 “The Solicitation or Recommendation—(b) Background and Reasons for the Company Board’s Recommendation”.” The foregoing description of the go-shop period is qualified in its entirety by reference to the summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase, and the Merger Agreement, which are filed as Exhibit (a)(1)(A) of the Schedule TO and Exhibit (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately after the end of subsection “(h) Cautionary Note Regarding Forward-Looking Statements” of Item 8 of the Schedule 14D-9:

“(i) Go-Shop Period.

The go-shop period expired at 11:59 p.m. (New York City time) on March 27, 2021, as further discussed above under Item 4 “The Solicitation or Recommendation—(b) Background and Reasons for the Company Board’s Recommendation”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MICHAELS COMPANIES, INC.

By:	/s/ Ashley Buchanan
Name: Ashley Buchanan
Title: Chief Executive Officer

March 29, 2021